

September 30, 2009

Via Facsimile ((866) 300-0567) and U.S. Mail

George A. Hagerty, Esq.
Hogan & Hartson LLP
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, CO 80206

> **Re: MTS Medication Technologies, Inc.**
> **Schedule 13E-3**
> **File No. 005-40483**
> **Filed September 9, 2009**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 9, 2009**
> **File No. 001-31578**

Dear Mr. Hagerty:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Item 16. Exhibits

1.   Please file the term sheets for the commitment letters filed as exhibits (b)(1) and (b)(2). We may have further comment upon review of the term sheets.

Preliminary Proxy Statement

2. We note that you have scheduled an annual meeting for October 22, 2009. Please disclose that fact in this proxy statement and clarify the effect, if any, that one meeting will have on the other.

Cover Letter

3. Please revise the cover page of the proxy statement and the proxy card to clearly mark each as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

Summary Term Sheet, page 4

4. Revise your disclosure to ensure that Excellere Capital Fund, L.P., Mr. Conroy and Jade Partners, as filing persons, provide all of the required disclosure. We note, for example, that neither filing person is described in the summary term sheet and that neither has disclosed its fairness determination.

5. We note that the final determination of the amount of shares to be rolled over by the Rollover Investors will not be determined until approximately five business days prior to the effective date of the merger. With a view toward revised disclosure, please tell us how you intend to notify security holders of that determination.

Special Factors

6. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section <u>at the beginning of the proxy statement</u>, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the sections "Questions and Answers about the Special Meeting and the Merger," "Cautionary Statement Regarding Forward-Looking Statements" and "Introduction."

7. Please disclose, for each filing person, the information required by Item 1013(b) of Regulation M-A.

Background of the Merger, page 17

8. We note that on February 4, 2009 and again on June 8, 2009 Raymond James made presentations to the company's board relating to actions and analyses undertaken by Raymond James. Please provide the disclosure required by Item 1015 and 1016(c) of Regulation M-A with respect to this report.

9. Please clarify whether any discussions relating to the current transaction were held during the dinner among Mr. Borgida, Mr. Siegel and Mr. Martin on April 16, 2009.

10.   We note that JMP made presentations to the special committee or the board of directors, besides delivering its opinion, which have been filed as exhibits to the Schedule 13E-3. Note that each presentation presented by an outside party, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b)(6) of Regulation M-A. Please revise.

Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors, page 31

11.   Revise the first paragraph to explain why the special committee did not believe it was necessary to obtain the approval of a majority of the unaffiliated security holders. How does the fact that state law does not require such approval explain the committee's determination not to provide for it voluntarily?

12.   With respect to the third bullet point on page 31, please explain why the changes described therein are not likely to result in positive effects to MTS instead adverse effects.

13.   In the sixth bullet point on page 31, describe the benefits of being a public company that the company is not receiving.

14.   We note that the special committee and the board of directors considered presentation by JMP. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise. Also, apply this comment to the position of the Rollover Investors as stated on page 36.

15.   On a related note, if the board and special committee adopted the JMP analysis and discussion, then clarify here and throughout the proxy statement how any filing person relying on JMP's opinion was able to reach the fairness determination as to unaffiliated security holders given that JMP's fairness opinion addressed fairness with respect to security holders other than Parent, the Company, the Rollover Investors and their respective affiliates, rather than all security holders unaffiliated with the company.

16.   On a further related note, if none of the board, special committee or Rollover Investors adopted another person's analysis and discussion, then each filing person must revise its fairness determination disclosure to provide the information required by Item 1014(b) of Regulation M-A and related Instruction 2 to that item.

Position of Parent, Merger Sub and Excellere Regarding the Fairness of the Merger, page 38

17.   Please revise the fourth bullet point on page 39 to explain how the "historical results of operations, financial condition, assets, liabilities, business strategy and prospects of MTS

and the nature of the industry in which MTS competes" support the fairness determination. What about those subjects allowed the filing persons to reach their fairness determination?

18.   Please provide the disclosure relating to the going concern value required under Instruction 2.iv to Item 1014(b) of Regulation M-A.

Opinion of JMP Securities LLC, page 40

19.   Please disclose the "other factors and analyses that JMP deemed appropriate" (page 41).

20.   Refer to the Selected Public Company Analysis. We note that JMP first selected a number of companies with aspects similar to those of MTS's business and then "focused its valuation on a subset of those companies." Please explain why JMP needed to further refine the group of comparable companies given that it had initially made a judgment in selecting companies comparable MTS, thus restricting the universe of comparable companies once.

21.   Also with respect to the Selected Public Company Analysis, we note that the bottom and top end of each "Selected EBITDA Multiple Range" in each table on page 43 does not correspond to the high and low results appearing in the table. Please explain. Apply this comment also to the "Selected Multiple Range" on the first table on page 45 relating to the Precedent Transaction Analysis.

22.   Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value, LTM and CY2009 EBITDA and net income for each company in the Selected Public Company Analysis, including MTS, (ii) the data from each transaction that resulted in the multiple disclosed on page 45 with respect to the Precedent Transaction Analysis and the MTS data to which you applied the multiple to arrive at the implied enterprise value range, (iii) the data from each transaction used in the Premiums Paid Analysis, and (iv) the company's projected results that were used in conducting the Discounted Cash Flow Analysis and how JMP derived the implied enterprise value range from that data. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

23.   For each analysis that resulted in an implied enterprise value range disclose the per share result of the analysis such that security holders are able to compare the results of JMP's analyses to the consideration offered in the current transaction.

24.   With respect to the Leveraged Buyout Analysis, revise your disclosure to show the calculation that resulted in the enterprise value range of $45 million to $50 million.

25.   Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to (i) JMP and its affiliates, and (ii) MTS or its affiliates, including for purposes

of this disclosure all of the Schedule 13E-3 filing persons.

Certain Effects of the Merger, page 48

26.   Revise the table on page 49 to present the effect of the transaction on the listed affiliates in dollar amounts. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Where You Can Find Information, page 100

27.   Revise the third paragraph to remove any doubt about whether the merger is a going private transaction.

28.   Refer to the paragraph preceding the table on page 100. Note that neither Rule 13e-3 nor Schedule 13E-3 permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions